FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2017, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 7 – 9 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 30, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1692 U.S. dollar (EUR 0.8553 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended June 30, 2018	1.1677	1.1807	1.2384	1.1551

(1)       The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2018 through August (through August 24) 2018, published on a weekly basis by the Federal Reserve Bank of New York.

2018	High	Low
May	1.2000	1.1551
June	1.1815	1.1577
July	1.1744	1.1604
August (through August 24)	1.1666	1.1332

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

3

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2018

The following information is derived from Rentenbank’s press release of August 23, 2018, announcing certain preliminary results for the six months ended June 30, 2018. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2018. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2018 to be announced at a press conference and published in April 2019.

In the first half of 2018, Rentenbank extended low-interest special promotional loans of EUR 3.3 billion (as compared to EUR 3.6 billion in the first half of 2017). The decline was almost entirely attributable to a lower volume of wind turbine financing. In contrast, Rentenbank saw growth in its Agribusiness and Rural Development promotional lines.

Slight decline in new promotional business

In the first half of 2018, new business in the Agriculture promotional line decreased by 5% to EUR 1.0 billion. While demand for machinery loans grew to EUR 288 million (as compared to EUR 279 million in the first half of 2017), the volume of financing for buildings remained nearly flat at EUR 377 million (as compared to EUR 380 million in the first half of 2017). In contrast, land financing dropped to EUR 237 million (as compared to EUR 271 million in the first half of 2017).

In the Agribusiness promotional line, new business increased significantly by 44% to EUR 637 million (as compared to EUR 443 million in the first half of 2017), mostly propelled by stronger demand for loans for machinery and buildings.

New business in the Rural Development promotional line was also considerably above the prior-year level, amounting to EUR 803 million (as compared to EUR 533 million in the first half of 2017). This was driven by higher demand from the promotional banks of the federal states for Rentenbank’s global loans, which are primarily used to finance rural infrastructure.

In contrast, new business in the Renewable Energy promotional line decreased as expected, dropping to EUR 669 million (as compared to EUR 1,481 million in the first half of 2017). Changes in the German Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz or EEG) led to a significant decline in demand, especially for wind energy financing. New business of EUR 270 million (as compared to EUR 1,241 million in the first half of 2017) amounted to only about 22% of the volume achieved in the first half of 2017.

Compared with the first half of 2017, total new promotional business decreased by roughly 22% to EUR 5.2 billion. In addition to special promotional loans, this also includes funding for banks, savings banks, and local authorities related to rural areas through registered bonds, promissory notes, and securities.

Euro remains the major issuance currrency

To refinance its promotional business, Rentenbank raised EUR 7.8 billion with maturities of more than two years in the capital markets in the first half of 2018 (as compared to EUR 7.2 billion in the first half of 2017). The funding volume thus covered more than two-thirds of the planned EUR 11 billion target for 2018. EUR remained the largest source of funding, continuing to account for 63% of total issuance. It was followed by USD and AUD, representing 22% (as compared to 12% in the first half of 2017) and 6% (as compared to 11% in the first half of 2017) of the funding volume, respectively. With a share of 37% (as compared to 43% in the first half of 2017), commercial banks remained the main investors, followed by central banks with a share of 31% (as compared to 41% in the first half of 2017).

4

Total assets virtually unchanged

Total assets stood at EUR 90.2 billion at the end of June 2018, almost reaching the level recorded at year-end 2017 (as compared to EUR 90.8 billion as at December 31, 2017). Loans and advances to banks, including cash and balances with central banks, rose to EUR 60.8 billion (as compared to EUR 60.6 billion as at December 31, 2017), accounting for 67% (as compared to 67% as at December 31, 2017) of total assets. Securitized liabilities of EUR 76.1 billion (as compared to EUR 76.9 billion as at December 31, 2017) were the largest item on the liability and equity side of the balance sheet, representing a share of 84% (as compared to 85% as at December 31, 2017). Equity (excluding interim net income), including the fund for general banking risks, amounted to EUR 4,430.1 million as of June 30, 2018. It was thus EUR 15.3 million or 0.3% lower than at year-end 2017, attributable to the distribution of the bank’s net profit for 2017.

Earnings remain satisfactory

The operating profit before provision for loan losses and valuation amounted to EUR 104.1 million in the first half of 2018, down 7.5% compared with the corresponding figure in the first half of 2017 (EUR 112.5 million).

Net interest income decreased by 4.3% to EUR 146.2 million (as compared to EUR 152.8 million in the first half of 2017). This was mainly due to a decline in net interest income in the Capital Investment segment since the reinvestment rates of maturing own funds investments no longer achieved the level of returns generated by the previous investments. Administrative expenses increased slightly by 1.5% to EUR 34.6 million, driven primarily by higher expenses for personnel and banking supervision.

Interim net income of EUR 104.4 million (as compared to EUR 188.4 million in the first half of 2017) showed a significant year-on-year decline, since the corresponding figure in the first half of 2017 had been marked by positive one-off effects of EUR 75.9 million.

Further increase in capital ratios

Compared to year-end 2017, Rentenbank’s capital ratios in accordance with the Capital Requirements Regulation (CRR) continued to increase moderately in the first half of 2018. The tier 1 capital ratio strengthened to 28.4% (as compared to 27.8% as at December 31, 2017) and the total capital ratio increased to 30.0% (as compared to 29.7% as at December 31, 2017). Both ratios were thus well in excess of the regulatory requirements applicable to Rentenbank.

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Key Figures as of June 30, 2018

1.		New business	1. Half-year 2018	1. Half-year 2017	Change %
		Promotional business (EUR million)
		Special promotional loans	3,269	3,622	- 9.7
	of which:	Agriculture	1,043	1,098	- 5.0
		Renewable Energy	669	1,481	- 54.8
		Rural Development	803	533	50.5
		Agribusiness	637	443	43.7

		Registered bonds/promissory notes/securities	1,945	3,029	- 35.8

		Total new promotional business	5,215	6,651	- 21.6

		Funding (EUR billion)
		Medium- and long-term funding	7.8	7.2	8.3
	of which:	EMTN	7.2	5.9	22.0
		AUD MTN	0.5	0.8	- 37.5
		Other	0.0	0.5	-

2.		Balance sheet (EUR billion)	June 30, 2018	December 31, 2017	Change %

		Total assets	90.2	90.8	- 0.7
		Loans and advances to banks (including cash and balances with central banks)	60.8	60.6	0.3
		Securities portfolio	15.7	15.9	- 1.3
		Securitized liabilities	76.1	76.9	- 1.0
		Equity (including fund for general banking risks, excluding interim net income) in EUR million	4,430	4,445	- 0.3

3.		Income statement (EUR million)	1. Half-year 2018	1. Half-year 2017	Change %

		Net interest income	146.2	152.8	- 4.3
		Administrative expenses	34.6	34.1	1.5
		Operating profit before provision for loan losses and valuation	104.1	112.5	- 7.5
		Interim net income	104.4	188.4	- 44.6

4.		Capital ratios (%)	June 30, 2018	December 31, 2017	Change %

		Total capital ratio	30.0	29.7	1.1
		Tier 1 capital ratio	28.4	27.8	2.2

Due to rounding, figures and precentages may not add up precisely to the total provided.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2017	0.5	2.2
3rd quarter 2017	0.6	2.6
4th quarter 2017	0.5	2.8
1st quarter 2018	0.4	2.1
2nd quarter 2018	0.5	2.0

(1) Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.5% after price, seasonal and calendar adjustments in the second quarter of 2018 compared to the first quarter of 2018. Compared to the first quarter of 2018, positive contributions to growth mainly came from domestic demand. Final consumption expenditure of households and general government increased by 0.3% and 0.6%, respectively, compared to the first quarter of 2018. Capital formation also increased slightly. Fixed capital formation in machinery and equipment increased by 0.3% and in construction by 0.6% compared to the first quarter of 2018. Overall, domestic uses increased markedly by 0.9% compared to the first quarter of 2018.

According to provisional calculations, exports of goods and services increased by 0.7% compared to the first quarter of 2018. Imports increased notably by 1.7% in the second quarter of 2018.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy slightly decelerated and grew by only 2.0% in the second quarter of 2018, following increases by 2.1% in the first quarter of 2018 and 2.8% in the fourth quarter of 2017, in each case compared to the corresponding periods in 2017 and 2016, respectively.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2018, press release of August 24, 2018
(https://www.destatis.de/EN/PressServices/Press/pr/2018/08/PE18_316_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6
April 2018	0.0	1.6
May 2018	0.5	2.2
June 2018	0.1	2.1
July 2018	0.3	2.0

In July 2018, consumer prices in Germany rose by 2.0% compared to July 2017. The inflation rate thus slightly decreased again. In the preceding two months, the inflation rate had been just over two percent (June 2018: +2.1%; May 2018: +2.2%). The development of energy product prices had a considerable effect on the inflation rate in July 2018. The year-on-year increase in energy prices in July 2018 (+6.6%) was slightly higher than in June 2018: (+6.4%). In particular, heating oil prices increased by 28.5% in July 2018 compared to July 2017. In addition, motor fuel prices increased by 12.0% in July 2018 compared to July 2017. The price changes for the other energy products in July 2018 were much smaller (e.g., charges for central and district heating (+1.5%); electricity (+1.0%); gas (-1.3%)). Excluding energy prices, the inflation rate in July 2018 would have been 1.5%.

Compared to July 2017, food prices rose above average (+2.6%) in July 2018. In the last three months, the rate of price increase for food had been over three percent each. The prices of goods overall increased by 2.4% in July 2018 compared to July 2017, which was mainly due to the rise in energy prices (+6.6%) and food prices (+2.6%). Significant year-on-year price increases were also recorded for other goods such as newspapers and periodicals (+4.8%), beer (+4.0%) and tobacco products (+3.5%). Prices were down for consumer electronics (-5.5%), information processing equipment (-4.2%) and clothing (-2.0%), among other things. Prices of services overall rose by 1.6% in July 2018 compared to July 2017.

Compared to June 2018, the consumer price index increased by 0.3% in July 2018. In the holiday month of July, prices were up especially for package holidays (+19.3%, of which international holidays: +20.2%; domestic holidays: +8.3%) and air tickets (+4.4%). Furthermore, overall food prices and energy prices were slightly down in July 2018 (-0.5% and -0.1%, respectively) compared to June 2018.

Source: Statistisches Bundesamt, Consumer prices in July 2018: +2.0% on July 2017, press release of August 14, 2018
(https://www.destatis.de/EN/PressServices/Press/pr/2018/08/PE18_300_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
July 2017	3.6	3.7
August 2017	3.8	3.7
September 2017	3.5	3.7
October 2017	3.7	3.6
November 2017	3.4	3.6
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.5
April 2018	3.6	3.5
May 2018	3.4	3.4
June 2018	3.5	3.4
July 2018	3.4	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 565,000 persons, or 1.3%, from July 2017 to July 2018. Compared to June 2018, the number of employed persons in July 2018 increased by approximately 47,000, or 0.1%, after adjustment for seasonal fluctuations.

In July 2018, the number of unemployed persons decreased by approximately 129,000, or 8.3%, compared to July 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in July 2018 stood at 1.47 million, which was a decrease of roughly 9,000 compared to June 2018.

Sources: Statistisches Bundesamt, Number of persons in employment up 1.3% in July 2018 year on year, press release of August 30, 2018
(https://www.destatis.de/EN/PressServices/Press/pr/2018/08/PE18_324_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data
(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2018	January to June 2017
Trade in goods, including supplementary trade items	132.8	133.1
Services	–3.9	–7.7
Primary income	25.1	24.4
Secondary income	–19.9	–28.6
Current account	134.1	121.2

(1)       Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2018: +7.8% on June 2017, press release of August 7, 2018
(https://www.destatis.de/EN/PressServices/Press/pr/2018/08/PE18_288_51.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on 30 of August, 2018.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Spokesman of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director